UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 70085

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **09/25/2018** AND ENDING **12/31/2019**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OPPORTUNE PARTNERS LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

711 LOUISIANA STREET, SUITE 3100

(No. and Street)

Houston   **TX**   **77002**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Hansen   713-490-5050

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pannell Kerr Forster of Texas P.C.

(Name – *if individual, state last, first, middle name*)

5847 San Felipe St., STE 2600   **Houston**   **TX**   **77057-3000**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

 ✔ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, James Hansen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OPPORTUNE PARTNERS LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jan C Henson
My Commission Expires
06/02/2021
ID No. 131154506
NOTARY PUBLIC STATE OF TEXAS

James G Hansen
Signature

President
Title

Jan Henson
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

x

OPPORTUNE PARTNERS LLC
2019
AUDITED FINANCIAL STATEMENTS

PUBLIC REPORT

CONTENTS

PANNELL
KERR
FORSTER
OF TEXAS, P.C.

CPAs & Professional Advisors
5847 San Felipe St., Suite 2600
Houston, Texas 77057-3000
Main: (713) 860-1400
Fax: (713) 355-3909
www.pkftexas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managers of
Opportune Partners LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Opportune Partners LLC (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Opportune Partners LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Opportune Partners LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Opportune Partners LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Pannell Kerr Forster of Texas, P.C.

We have served as Opportune Partners LLC's auditor since 2018.

Houston, Texas
February 27, 2020

OPPORTUNE PARTNERS LLC
Statement of Financial Condition
December 31, 2019

ASSETS

Cash	$	209,804
Prepaid expenses		7,226
TOTAL ASSETS	$	217,030

LIABILITIES AND MEMBER'S CAPITAL

Liabilities

Accounts payable and accrued expenses	$	6,700
Due to Opportune LLP		26,810
TOTAL LIABILITIES		33,510
Member's Capital		183,520
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$	217,030

See notes to financial statements.

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies</u>

Nature of Business:

OPPORTUNE PARTNERS LLC, (Company) is a limited liability company organized in the State of Texas in January 2018. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Company's registration with the SEC was approved on September 28, 2019 and Membership in FINRA was effective September 25, 2018. FINRA approved the consolidation of reporting for the period covering September 25, 2018 through December 31, 2019.

Significant Accounting Policies:

<u>Use of Estimates</u>
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Fair Value of Financial Instruments</u>
The Company's financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

<u>Revenue Recognition</u>
Revenue from contracts with customers includes fees from merger and acquisition (M&A) services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue from M&A services is generally recognized at the point in time that performance under the arrangement is completed, which is the closing date of the transaction.

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies (continued)</u>

<u>Income Taxes</u>
Taxable income or loss of the Company is included in the income tax returns of the member; therefore, no provision for federal income taxes has been made in the accompanying financial statements. The Company is subject to state income taxes.

Note 2 - <u>Net Capital Requirements</u>

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company had net capital of $176,294, which was $76,294 in excess of its net capital requirement of $100,000. The Member's net capital ratio was .19 to 1.

Note 4 - <u>Concentration of Credit Risk</u>

At various times during the year the Company maintained cash balances at one national bank in excess of federally insured amounts. Cash balances fluctuate on a daily basis. At December 31, 2019, there was no uninsured cash.

Note 5 - <u>Contingencies</u>

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 6 - <u>Subsequent Events</u>
Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2019, through February 27, 2020, the date which the financial statements were available to be issued.

Note 7   -   Transactions with Related Party

Office and administrative services agreement

The Company paid monthly expenses to the Parent through the Office and Administrative Services Agreement based on actual expenses incurred for the period of September 25, 2018 through December 31, 2019. During the period of September 25, 2018 through December 31, 2019, the Company's member contributed $1,932, of such services to capital under the terms of the Office and Administrative Services agreement. The Company's member also contributed $50,000 cash during the period of September 25, 2018 through December 31, 2019. The amounts due to the Parent at December 31, 2019 related to the Office and Administrative Services Agreement are reflected in the $26,810 Due to Opportune LLP.